SEC 3/24/05

SECUR 05039882 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 9 2005 WASH. D.C.

SEC FILE NUMBER
8- 49447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. MARKS & COMPANY,INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8720 GEORGIA AVE, STE 808
(No. and Street)

SILVER SPRING, MD 20910-3602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE PROFIT 301-650-0059
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, SITA & COMPANY, PA
(Name – *if individual, state last, first, middle name*)

7833 WALKER DRIVE, STE 520 GREENBELT, MD 20770
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3/31/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ROT 3/24

OATH OR AFFIRMATION

I, EUGENE PROFIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. MARKS & COMPANY, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WANDA WILMORE
Notary Public, State of Maryland
County of Montgomery
My Commission Expires November 1, 2008

3/18/2005

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

E. S. Marks & Company, Inc.

December 31, 2004

CONTENTS

FINANCIAL STATEMENTS

D·S·C

DAVIS, SITA & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
E.S. Marks & Company, Inc.

We have audited the accompanying statement of financial condition of E.S. Marks & Company, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Marks & Company, Inc. as of December 31, 2004, and the results of its operations, changes in its stockholders' equity and cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Sita + Company, P.A.
Certified Public Accountants

March 4, 2005

EXHIBIT "A"

E.S. MARKS & COMPANY, INC.

Statement of Financial Condition
December 31, 2004

ASSETS

Current Assets:				
Cash	$	15,473		
Prepaid expenses		7,700		
Advances and other receivables		2,696		
Receivable from clearing organization		2,921		
Deposit with clearing organization		15,000		
Deferred income tax benefit		31,968		
TOTAL ASSETS			$	75,758

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:				
Accounts payable	$	11,141		
Loan from shareholder		12,000		
Total current liabilities			$	23,141
Stockholders' Equity:				
Common stock		500		
Additional paid-in capital		144,117		
Retained earnings (Deficit)		(92,000)		
Total stockholders' equity				52,617
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	75,758

See Notes to Financial Statements

EXHIBIT "B"

E.S. MARKS & COMPANY, INC.

Statement of Operations
For the Year Ended December 31, 2004

Revenue:				
Commissions			$	94,932
Expenses:				
Consulting	$	44,566		
Rent		23,126		
Office expenses		12,410		
Registration fees		7,708		
Licenses and permits		4,068		
Accounting		2,200		
Loss on disposal of assets		1,078		
Total expenses				95,156
Net loss for the year			$	(224)

See Notes to Financial Statements

EXHIBIT "C"

E.S. MARKS & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	$ 500	$ 144,117	$ (91,776)	$ 52,841
Net loss for the year	-	-	(224)	(224)
Balance, December 31, 2004	$ 500	$ 144,117	$ (92,000)	$ 52,617

See Notes to Financial Statements

EXHIBIT "D"

E.S. MARKS & COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows From Operating Activities:				
Net loss for the year - Exhibit "B"	$	(224)		
Adjustment to reconcile net loss for the period to net cash provided by operating activities:				
Loss on disposal of assets		1,078		
Changes in assets and liabilities:				
Decrease in advances and other receivables		1,737		
Decrease in receivable from clearing organization		9,195		
Decrease in prepaid expenses		8		
Decrease in accounts payable		(6,906)		
Net cash provided by in operating activities			$	4,888
Cash Flows from Financing Activities:				
Loan proceeds from shareholder				12,000
Net increase in cash				16,888
Cash balance, December 31, 2003				(1,415)
Cash balance, December 31, 2004			$	15,473

See Notes to Financial Statements

E.S. MARKS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

E.S. Marks & Company, Inc. ("The Company") is a Maryland Corporation organized on May 30, 1996. The purpose of the Company is to engage in the business of a registered securities dealer. It that regard, the Company was registered with the U. S. Securities & Exchange Commission on July 11, 1996 to buy and sell securities to the general public. The principal office is located in Silver Spring, Maryland.

Method of Accounting

The financial statements of E.S. Marks & Company, Inc. have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned and certain expenses and purchases of assets are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

Depreciation

The cost of office furnishings and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

NOTE 2 – LEASE COMMITMENTS

The Company is obligated under the terms of a long-term lease on office space in Towson, Maryland. Minimum future payments under the terms of the lease are as follows:

2005	$ 23,080
2006	7,693

NOTE 3 - INCOME TAXES

The Company is subject to Federal and state income taxes on its income. For the year ended December 31, 2004 the Company has an income tax loss of $224. As a result of the loss there is no income tax liability reflected on the accompanying financial statements. The Company has recognized the future income tax benefits of carrying forward income tax basis net operating losses which is reflected on the accompanying financial statements as a Deferred Income Tax Benefit of $31,968. The ultimate recovery of this asset is dependent upon the Company generating taxable income in the future.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's shareholder has advanced to the Company funds to cover short term working capital needs. As of December 31, 2004 the Company owed $12,000 to the shareholder. The loan does not provide for interest and is payable on demand.

NOTE 5 - NET CAPITAL COMPUTATION

In its capacity as a broker-dealer, the Company comes under the rules and regulations of the National Association of Securities and Dealers and the U. S. Securities and Exchange Commission. In that regard the Company is required to maintain, at all times, net capital, as defined by the SEC, in the amount of $5,000. At December 31, 2004 the Company's net capital was $12,949, which was in excess of the required minimum.

E.S. MARKS & COMPANY, INC.

Supplemental Information
December 31, 2004

Computation of Net Capital:

Stockholders' equity	$	52,617
Less:		
Deferred income tax benefit		(31,968)
Prepaid expenses		(7,700)
Net capital		12,949
Minimum capital requirement		5,000
Excess net capital	$	7,949

Computation of Reserve Requirements:

Not applicable

Information Relative to Possessions and Control Requirements Under SEC Rule 15c3-3

The Corporation is exempt from the provisions for SEC Rule 15c3-3 in accordance with paragraph (k)(2)(i). The Corporation does not carry securities accounts for its clients.

Reconciliation Pursuant to Rule 17a-5(d)(4):

Net capital per December 31, 2004 FOCUS report	$	63,672
Adjustment to reflect:		
Disposal of assets		(1,078)
Reclassification of prepaids		(6,305)
Accounts payable		(3,672)
Net capital per computation above	$	52,617

D·S·C

DAVIS, SITA & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
E.S. Marks & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of E.S. Marks & Company, Inc. (the Company), for the year ended December 31, 2004 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements

7833 Walker Dr • Suite 520 • Greenbelt, Md 20770 • 301.220.1152 • fax 301.220.3814 • www.dsc-cpa.com

being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Sita & Company, P.A.

Certified Public Accountants

March 4, 2005